EXHIBIT 12.1

Statement re: Computation of Ratios (in thousands, except ratio of earnings)

	June 29, 2003	June 30, 2002	July 1, 2001
Loss from continuing operations before taxes	$(62,394)	$(236,802)	$(91,551)
Fixed charges from continuing operations:
Interest expense and amortization of debt discount on all indebtedness	8,191	5,064	387
Interest included in rent	2,700	4,066	3,861

Total fixed charges from continuing operations	10,891	9,130	4,248

Loss before taxes and fixed charges	$(51,503)	$(227,672)	$(87,303)

Deficiency of earnings (as defined) to fixed charges	$(62,394)	$(236,802)	$(91,551)

Ratio of earnings to fixed charges (1)	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of loss before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and that portion of rental expense that we believe to be representative of interest. Earnings were inadequate to cover fixed charges in fiscal 2003, fiscal 2002 and fiscal 2001.